UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
          [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

          For Period Ended: March 31, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:______________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

              N/A
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PART I -- REGISTRANT INFORMATION

      INDUSTRIAL IMAGING CORPORATION
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Full Name of Registrant
     Orbis, Inc.
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Former Name if Applicable

     847 Rogers Street
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Address of Principal Executive Office (Street and Number)

      Lowell, Massachusetts   01852
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City, State and Zip Code




PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Registrant is still in the process of preparing and reviewing its financial statements for the year ended March 31, 1997 due to its exchange transaction with Triple I Corporation (the "Exchange").


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bryan M. Gleason                   508            937-5400
             (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 [ ]Yes    [X]No

Amendment to Current Report on Form 8-K to reflect the financial statements in connection with the Exchange.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X]Yes   [ ]No

If so, attach and explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a net loss of approximately $1.7 million for the year ended March 31, 1997 as compared with a net loss of approximately $1.1 million for the six months ended March 31, 1996. Due to the Exchange, a more accurate estimate cannot be made at this time.

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                         INDUSTRIAL IMAGING CORPORATION
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:      July 1, 1997              By:      /s/ Bryan M. Gleason
     ---------------------------             -----------------------------------
                                                      Bryan M. Gleason
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be field with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.